UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 19, 2023

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On May 19, 2023, the Miso Robotics, Inc. (the “Company”) Board of Directors voted unanimously to release Mike Bell from his positions of Chief Executive Officer and President. On the same date, the Board of Directors of the Company elected Richard Hull to the position of Chief Executive Officer. On the same date, the Board of Directors of the Company elected James Jordan to the position of President.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/James “Buck” Jordan
James “Buck” Jordan, President
Miso Robotics, Inc.
Date: May 25, 2023